February 28, 2007

Via Federal Express

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Office of Information and Filings
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: China 3C Group

Dear Ms. Jenkins:

This letter shall serve as a response to your comment letter dated June 22, 2006. The numbers below correspond to the numbered comments set forth in your letter.

Form 10-KSB

Item 6 - Management’s Discussion and Analysis, page 8
General

1.  CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following policies, we believe, are our most critical accounting policies, are important to our financial position and results of operations, and require significant judgment and estimates on the part of management. Those policies, that in the belief of management are critical and require the use of judgment in their application, are disclosed on Form 10KSB for the year ended December 31, 2005. Since December 31, 2005, there have been no material changes to our critical accounting policies.

We have identified the following policies as critical to our business and the understanding of its results of operations. The impact of these policies is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations where these policies affect reported and anticipated financial results. Preparation of this report requires our use of estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenue and expense amounts for the periods being reported. On an ongoing basis, we evaluate these estimates, including those related to the valuation of accounts receivable, and the potential impairment of long lived assets. We base the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Results of Operations, page 9

2. Disclosure for each period has been revised to describe and quantify underlying material activities that generate income statement variances between periods as set forth below.

Revenue Percentage and Market Share
Jan 2006-Sep 2006

Jan-Sep 2006	Product	Revenue Percentage of China 3C Group
YiWu YongXin	Fax Machine	32.33%
	Cord Phone	2.47%

HangZhou WandDa	Cell Phone	38.48%

San He	DVD/VCD	15.87%
	Audio Systems	10.84%

	Accessories	0.01%

Total China 3C Group		100.00%

China 3C's Market share in Eastern China Market Share
	Fax Machine	8.01%
Data Source:	Cord Phone	0.72%
www.ccidnet.com	Cell Phone	1.34%
	DVD/VCD	1.31%
	Audio Systems	2.24%

Distribution and Retail Percentage
Jan 2006-Sep 2006

Jan-Sep 2006		Revenue	Percentage
YongXin	Distribution	$21,470,782	57.36%
	Retail	$15,962,805	42.64%
	Total YongXin	$37,433,587
WangDa	Distribution	$27,152,957	65.61%
	Retail	$14,230,659	34.39%
	Total WandDa	$41,383,616
SanHe	Distribution	$7,417,028	25.81%
	Retail	$21,318,315	74.19%
	Total SanHe	$28,735,343
Total China 3C Group		$107,552,546

	Total Distribution	$56,040,767	52.11%
	Total Retail	$51,511,779	47.89%
	Total China 3C Group	$107,552,546	100.00%

The following table presents certain consolidated statement of operations information stated as a percentage of total revenues. All financial information is presented for the 12 month period ending December 31, 2005 and December 31, 2004. Certain columns may not add due to rounding.

	2005	2004
Sales, net	$32,588,634	$24,701,995
Cost of sales	28,325,332	21,577,365
General and Administrative Expense	1,706,869	782,241
Income (Loss) from Operations	$2,556,433	$2,342,389

Net sales

Net sales for 2005 totaled $32,588,634 compared to $24,701,995 as of 2004, an increase of $7,886,639 or approximately 32%. The increase was due to higher selling prices throughout the company and increased sales volume from new products.

Sales Revenue	2005	2004
Cell phones (HWDA)	$10,296,307	$7,787,740
Fax machines (YYXC)	$22,292,326	$16,914,255
Total	$32,588,633	$24,701,995

Cost of Sales

Cost of sales for 2005 totaled $28,325,332 or approximately 86.9% of net sales compared to $21,577,365 or approximately 87.35% for 2004. The increase in cost of sales as a percentage was due to an increase in material cost from the introduction of new product lines during 2004.

Gross Profit Margin

Gross profit margin for 2005 was 13.08% compared to 12.65% for 2004. The increase in gross profit margin was due to the lower product sourcing costs.

Operating Expense
General and administrative expense for 2005 totaled $1,706,869 or approximately 5.2% of net sales, compared to $782,241 or approximately 3.2% for 2004. The increase in operating expense of $924,628 or approximately 118% was due to consulting fees and increase in research.

Income (Loss) from Operations

Income (loss) from operations for 2005 was $2,556,433 as compared to income from operations of $2,342,389 for 2004, an increase of $214,044 or approximately 9%. The increase was due to the expansion of our product lines to meet the needs of our existing clients and to service new clients .

Interest Expense

Interest expense for 2005 totaled $2,954 compared to $1,104 for 2004, an increase of $1,850. The increase in interest expense was due to indebtedness related to the acquisition of fixed assets.

Net Income

Net income (loss) was $1,458,250 for 2005 compared to $2,106,097 for 2004, a decrease of $647,847. The decrease was due to an increase of $ 856,925 in provision for income taxes .

Liquidity and Capital Resources, page 10

3. Disclosures have been revised to include an analysis of the components of the statements of cash flows as is set forth below.

A. Net cash provided by operating activities for 2005 was $944,266 compared to $2,071,375 for 2004, a decrease of $1,127,109. The decrease was due to:

1. Income tax payments for 2005 was $965,354 compared to $134,798  for 2004. This is because the accumulated losses in the previous years were completely offset in 2004.

2. Due to business expansion in 2005, accounts receivables increased to $286,498; inventory increased to $421,658; advance to supplier increased to $372,000.

B. There is a significant difference between cash flows from financing activities in 2005 and 2004. Net cash provided by financing activities for 2005 was $517,936. Net cash used in financing activities for 2004 was $2,017,357. The difference was due to:

1. Payments on loan to related parties for 2005 was $250,877, compared to $2,135,650 for 2004.

2. Cash outflows for dividends paid was $529,140 in 2005. There is no such item in 2004.

3. Cash inflows for capital contribution to subsidiary before acquisition was 1,210,000 in 2005. There is no such item in 2004.

Item 10 - Executive Compensation, page 19

4. The executive compensation table was updates to include data for the fiscal year ended December 31, 2005.

Independent Auditors’ Reports, F-2 and F-3

5.  We have revised the filing to include an audit report that covers the consolidated financial statements for 2004.

Statement of Stockholders’ Equity, F-7

6. We have revised our Statement of Stockholders’ Equity to adequately report the transactions in two line items. There was an injection of cash in the amount of $1,226,387 into the entity prior to the recapitalization transaction. The revision shows the increase in capital separate from the recapitalization of the Company.

The payment of $500,000 to the shareholders of Capital Future Developments Limited - BVI was recorded on the books of China 3C Group as an investment in the Subsidiary. Upon consolidation of the entities this investment account is eliminated and does not appear in the consolidated financial statements.

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, F-11

7. It is supplier’s obligation to repair or change the products after sale under normal warranties. If there is any need of changing products, our suppliers will increase the volume correspondingly in the next batch of supply. Therefore, the company does not bear any cost of changing products. Changing products will not affect revenue recognition. In order to provide free service to some basic product failures, the company set up a department of after-sale service. The company also helps customers to contact local suppliers directly for after-sale service.

8. Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (“SAB”) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

9. Our customers have return rights. Most of our customers are established retailers and distributors with excellent credit. Normally the returning of product will only happen when there is product failure or damage during the shipment. It is our supplier’s obligation to change the products if there is any failure.

Segment Reporting, F-13

10. Under SFAS 131, a reportable segment may aggregate two or more operating segments if their products and services, production processes, type of customer, distribution, and regulatory environments are similar. Most of our customers are retailers and distributors who sell many kinds of electronics including both cell phones and fax machines. Also, HWDA and YYXC have similar distribution and regulatory environments.

Monthly report, June 2006

Net sales for June totaled $9.59 million, an decrease of $0.73 million compared to May. This is because June is a low season while May has a national one week vacation starting from May 1st. Through the various marketing methods, the company successfully achieved its target for June and net sales increased approximately 227% compared to the same period in 2005.

HWDA’s sales revenue was $4.95 million in June. YYXC’s sales revenue was $4.64 million in June.

Cost of sales for June was $8.18 million.

Gross profit margin for June was 14.35%, an increase of 2.1% compared to May. The increase was due to the lower promotion cost in June.

Operating expense was $186,821, an decrease of $13,383 compared to May. The decrease was due to the lower advertising fee in June.

Net income was $0.8 million in June. The total net income for the first half of 2006 was $3.3 million.

To date, China 3C has established 403 independent retail stores with 180 of them being located in Shanghai City. With other 430 sales agents of the company, it has a marketing network consisted of more than 830 sales terminals.

Currently, China 3C has 226 employees. (ZYXD: 13, HWDA: 116, YYXC: 97)

China 3C expects revenues in the $90 to $93 million range for 2006. In the first half of 2006, the company achieved a revenue of $43.21 million, which is less than half of its target for 2006. Since the company began to open new independent retail stores in the second quarter of 2006, the expansion will take effect in the second half of the year. China 3C expects these new stores and peak season in October and year-end to contribute significantly to its revenue in the second half of 2006. China 3C is very confident about its annual outlook for 2006.

July is also a low season. China 3C expects to achieve a revenue of $4.38 million in cellular and IT products, and a revenue of $4.88 million in fax machines and other office appliance products through various marketing methods and internal incentive mechanism.

Note 5 - Common Stock, F-15

11. December 21, 2005 is the date when the consultants agreed to accept our common stock. Therefore, the shares were valued based on the market price at that date.

Note 6 - Stock Warrant, F-15

12. We have updated our disclosure in Note 6 to the financial statements to include further information in regards to the warrants. The warrants were fully vested at the date of the grant. We believe that it is appropriate and required by GAAP to amortize the compensation expense over the period of the agreement, which is one year. This would accomplish the purpose of proper matching of income and expenses. Within EITF 96-18 it also mentions that the compensation expense should be recognized in the same periods and in the same manner as if we had paid the amount in cash, which would be over the period of the agreement for services.

13. The exercise proceeds were recorded in the F-7 Consolidated Statements of Stockholders’ Equity. The proceeds were used to make the $500,000 payment discussed in Note 1 to the former shareholders of Capital Future Developments Limited - BVI.

Form 10-QSB for the fiscal quarter ended March 31, 2006

14. No Comparative information is available because these periods have never been reviewed or audited.

Exchange Act Filings

15.  The Company has filed a Form 8-K and Exhibit 16 letter.

The Company acknowledges:

-	That the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Zhenggang Wang
Chief Executive Officer
Enclosure